Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

January 2016

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated January 13, 2016, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: January 13, 2016	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

The Hague – January 13, 2016

Aegon to increase profitability and capital returns

Strategy update and 2018 financial targets presented at Analyst & Investor Conference

New financial targets

•	Deliver on return on equity ambition of 10% by 2018

•	Reduce annual operating expenses by EUR 200 million by 2018

Solid capital base allowing for capital return to shareholders

•	Solvency II ratio of ~160% end-2015, based on approved partial internal model

•	EUR 400 million share buyback program launched today

•	Dividend pay-out ratio of 50% of operational free cash flows after holding costs

•	Increase final 2015 dividend per share to EUR 0.13

Strategic priorities

•	Focus on growing fee businesses and expanding in asset management

•	Restructure US operations into one, functionally-organized business

•	Explore options for UK annuity book

•	Implement accounting policy changes with estimated impact on shareholders’ equity of EUR 1.3 billion to align accounting policies with inforce management

Aegon CEO Alex Wynaendts, CFO Darryl Button and Aegon’s senior management will detail their plans to increase profitability and return of capital to shareholders at Aegon’s Analyst & Investor Conference in London.

“Today, we are announcing a number of significant measures to improve the operational performance of the company,” said Alex Wynaendts. “I am pleased that we have a strong Solvency II capital ratio of 160%, which is in the upper-end of our target range of 140-170%. This allows us to launch a EUR 400 million share buyback program today and announce a 9% increase in the dividend for the full year of 2015. I am confident that delivering on our strategy to grow our business profitably, reduce expenses, and return capital to shareholders will enable us to achieve a 10% return on equity in 2018.”

Financial targets

Aegon is focused on return on equity as one of its key performance indicators and management is committed to delivering attractive returns to shareholders. The company targets a group return on equity of 10% by 2018 supported by:

•	Reducing annual operating expenses by EUR 200 million by the end of 2018

Media relations	Investor relations
Debora de Laaf	Willem van den Berg
+31 (0) 70 344 8730	+31 (0) 70 344 8405
gcc@aegon.com	ir@aegon.com

Aegon’s roots go back more than 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 20 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people achieve a lifetime of financial security. More information: aegon.com.

•	Additional investments in digital capabilities and expertise of EUR 50 million per annum above the current level to further support the organic growth of the business

•	Aligning accounting policies with inforce management, specifically related to UK deferred acquisition costs and accounting for reinsurance contracts as part of business exits. The retrospective adoption of these accounting changes as of January 1, 2016, is expected to

•	decrease shareholders’ equity by EUR 1.3 billion

•	increase underlying earnings before tax by approximately EUR 20 million in 2016

Capital and cashflow

Aegon’s solid capital position and cash flow generation provide the foundation to accelerate capital returns to shareholders. Today’s main announcements on capital and cashflow are:

•	Group Solvency II ratio as of December 31, 2015, of ~160% – in the upper-end of the 140-170% target range

•	Regulatory approval received to use the partial internal model in calculating Solvency II capital

•	Cumulative free cash flows after holding expenses of EUR 3.3 billion until 2018 – Dutch and UK operations expected to resume dividend payments in 2016 and 2017 respectively

•	Capital returns to shareholders of over EUR 2 billion in the period 2016-2018

•	dividend pay-out ratio of 50% of free cash flows by 2018

•	EUR 400 million share buyback to be launched today

•	Proposal to increase the 2015 final dividend per share to EUR 0.13 bringing the total 2015 dividend per share to EUR 0.25, a 9% increase over the 2014 dividend

Execution of strategy

Aegon’s strategic agenda includes the following key steps to improve performance:

•	Leverage leadership positions in key retirement markets as a provider of thousands of institutional pension plans, and turn these into millions of retail customer relationships

•	Continue to invest in digital capabilities to obtain one view of the customer and enable the company to provide relevant and timely information, guidance and advice to customers

•	Restructure US operations from a business lines orientation into one, functionally-organized business to get closer to customers

•	Implement the outcome of the strategic review of Aegon’s businesses in the UK; explore options for the annuity book, and continue the growth of the successful platform

•	Add functions of Chief Technology Officer, CEO of Aegon Asset Management, Global HR Director and General Counsel to the Management Board, reflecting the company’s key strategic priorities

Share buyback program details

Aegon will repurchase EUR 400 million worth of common shares in 2016, of which a first tranche of EUR 200 million will be repurchased before March 31, 2016. These shares will be repurchased to neutralize the dilutive effect of the cancellation of the preferred shares in 2013. The transactions will commence today, January 13, 2016. It will be proposed to

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shareholders at their next Annual General Meeting on May 20, 2016, to cancel any repurchased shares under this program. The shares will be repurchased at or below the daily volume-weighted average price. Weekly updates regarding the transactions will be available on aegon.com/sharebuyback.

Presentations

The keynote presentations by Aegon’s CEO and CFO will be audio webcast at 9.45 am CET on aegon.com. All other presentations will also be available as of 8 am CET on the company’s website.

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DISCLAIMERS

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•	Consequences of a potential (partial) break-up of the euro or the potential exit of the United Kingdom from the European Union;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;

•	Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII).

•	Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results and shareholders’ equity;

•	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and

•	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.